SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

OCWEN FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

675746 30 9

(CUSIP Number)

William C. Erbey
1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409
(561) 681-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2009

(Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675746 30 9		13D

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William C. Erbey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(SEE INSTRUCTIONS)	(A) ☒
(B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	7	SOLE VOTING POWER
SHARES		2,885

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		18,437,620[1]

EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		2,885

	10	SHARED DISPOSITIVE POWER
		18,437,620[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,440,505

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1] Includes (i) 12,326,437 shares held by FF Plaza Partners, a Delaware partnership of which the partners are William C. Erbey, his spouse E. Elaine Erbey and Delaware Permanent Corporation, a corporation wholly-owned by William C. Erbey, (ii) 5,409,704 shares held by Erbey Holding Corporation, a corporation wholly-owned by William C. Erbey and (iii) options to acquire 701,479 shares, which were exercisable on or within 60 days after April 7, 2009.

[2] Based on (i) 62,716,530 shares of Common Stock issued and outstanding as of December 31, 2008, as reported in the Issuer’s Form 10-K, filed with the Securities and Exchange Commission on March 12, 2009 (“Reported Shares Outstanding”), (ii) 5,471,500 shares of Common Stock issued since December 31, 2008 and (iii) options to acquire 701,479 shares, which were exercisable on or within 60 days after April 7, 2009.

CUSIP No. 675746 30 9	13D

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

E. Elaine Erbey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(SEE INSTRUCTIONS)	(A) ☒
(B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		12,326,437

EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
		12,326,437

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,326,437

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 675746 30 9	13D

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FF Plaza Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(SEE INSTRUCTIONS)	(A) ☒
(B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		12,326,437

EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
		12,326,437

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,326,437

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 675746 30 9	13D

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Delaware Permanent Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(SEE INSTRUCTIONS)	(A) ☒
(B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		12,326,437

EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
		12,326,437

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,326,437

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 675746 30 9	13D

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Erbey Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(SEE INSTRUCTIONS)	(A) ☒
(B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		5,409,704

EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
		5,409,704

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,409,704

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

          This Amendment No. 4 amends and supplements the Schedule 13D, filed by William C. Erbey (the “Principal Reporting Person”), his spouse E. Elaine Erbey, FF Plaza Partners, a Delaware partnership (“FF Plaza”), Delaware Permanent Corporation, a Delaware corporation (“Delaware Permanent”) and Erbey Holding Corporation, a Delaware corporation (“Erbey Holding”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on November 4, 1997, as amended by Amendment No. 1 filed on January 14, 2008, Amendment No. 2 filed on March 11, 2008 and Amendment No. 3 filed on April 1, 2009.

Item 1.	Security and Issuer.

          This Amendment No. 4 relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Ocwen Financial Corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409.

Item 2.	Identity and Background

          This Amendment No. 4 is filed by William C. Erbey, his spouse E. Elaine Erbey, FF Plaza, Delaware Permanent and Erbey Holding.

          The partners of FF Plaza are Mr. and Mrs. Erbey and Delaware Permanent. Delaware Permanent and Erbey Holding are wholly-owned by Mr. Erbey.

          Mr. and Mrs. Erbey’s business address is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409. The business address of each of FF Plaza, Delaware Permanent and Erbey Holding is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409.

          Mr. Erbey is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mrs. Erbey is retired. Each of FF Plaza, Delaware Permanent and Erbey Holding is a holding company for the investment of securities.

          None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          Mr. and Mrs. Erbey are United States citizens.

Item 3.	Source and Amount of Funds and Other Consideration

          The description of the Share Repurchase set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of the Transaction.

          On April 3, 2009, the Issuer repurchased one million shares of outstanding Common Stock held by FF Plaza at a purchase price of $11.00 per share (the “Share Repurchase”). In addition, the Principal Reporting Person agreed, in connection with the repurchase of FF Plaza’s shares by the Issuer, to restrict the sale or transfer of the remainder of his shares for a period of one year, subject to certain exceptions (such as, by way of example, gifts and transfers to family members). The Principal Reporting Person is presently the Chairman of the Board and Chief Executive Officer of the Issuer. The Principal Reporting Person intends to continue to participate in the management and operations of the Issuer.

          A copy of the Stock Repurchase Agreement is filed as Exhibit 7.01 to this Amendment No. 4 to the Reporting Persons’ Schedule 13D, and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

          The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof is 18,440,505. These shares include (i) 2,885 shares held directly by Mr. Erbey for which he has sole voting and dispositive power, (ii) 12,326,437 shares held by FF Plaza, (iii) 5,409,704 shares held by Erbey Holding and (iv) options to acquire 701,479 shares, which were exercisable on or within 60 days after April 7, 2009.

          The percentage of outstanding Common Stock beneficially owned by the Reporting Persons (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), based on the Reported Shares Outstanding, is approximately 26.7%.

          The Reporting Persons effectively share the power to vote and the power to dispose or direct the disposition of the 18,440,505 shares of Common Stock referenced in the preceding paragraphs.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

          The description of the Share Repurchase set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

          None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than (i) the note described in Item 3 in the Reporting Persons’ original Schedule 13D, filed on November 4, 1997 and (ii) agreements pertaining to issuances pursuant to the Issuer’s stock benefit plans. Mr. Erbey is the Chairman of the Board and Chief Executive Officer of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons. Mr. Erbey may be granted stock options or stock in the future pursuant to the Issuer’s stock benefit plans.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01. Stock Repurchase Agreement, dated April 3, 2009, by and between the Issuer and FF Plaza.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 7, 2009

/s/ William C. Erbey

William C. Erbey

/s/ E. Elaine Erbey

E. Elaine Erbey

FF PLAZA PARTNERS

By:	/s/ William C. Erbey

William C. Erbey

DELAWARE PERMANENT CORPORATION

By:	/s/ William C. Erbey

William C. Erbey

ERBEY HOLDING CORPORATION

By:	/s/ William C. Erbey

William C. Erbey